                           [WMF LOGO APPEARS HERE]
                       1593 Spring Hill Road, Suite 400
                            Vienna, Virginia 22182

                                                               February _, 1999

Dear Shareholder:

  Enclosed are the Prospectus and other materials relating to the rights offering by The WMF Group, Ltd. ("WMF").

  Please carefully review the Prospectus, which describes how you can participate in the rights offering. You will be able to either exercise your rights to purchase additional shares or sell your rights only during a limited period.

  You will find answers to some frequently asked questions about the rights offering beginning on page 3 of the Prospectus. You should also refer to the detailed Instructions for Use of Subscription Certificates, included with this letter.

  The exercise of rights will be irrevocable. The Company expects to announce its operating results for the fourth quarter of 1998 and the full year shortly after the date of the Prospectus. You may wish to wait until after that announcement to determine whether to exercise or transfer your rights.

SUMMARY OF THE TERMS OF THE OFFERING

  . You will receive 1.072 transferable rights for each share of WMF common stock you owned on February 1, 1999. You will not receive fractional rights, but the Company will round your number of rights up or down to the nearest whole number. For example, if you own 100 shares of common stock, you will receive 107 rights. If you own 50 shares of common stock, you will receive 54 rights.

  . You may purchase one share of common stock for each right you receive at the Subscription Price of $5.00 per share.

  . If you fully exercise the rights issued to you, you may subscribe for additional shares through the Oversubscription Privilege. If rights holders subscribe to purchase more than a total of 2,829,511 shares, shares purchased through the Oversubscription Privilege will be allocated, based upon the number of shares each holder subscribed for pursuant to the Basic Subscription Privilege, as more fully described in the Prospectus.

  . The rights offering expires at 5:00 p.m., Eastern Standard Time, on March 8, 1999. If you do not exercise or transfer your rights before that date, they will expire and will have no monetary value.

  If your shares are held in your name, a Subscription Certificate is enclosed. If your shares are held in the name of your bank or broker, you must contact your bank or broker if you wish to participate in this offering.

  The Company expects that the rights will trade on the OTC Bulletin Board under the symbol "WMFGR." You should contact your bank or broker if you wish to sell your rights.

  If you do not exercise your rights, your ownership in WMF may be diluted. Please see page 10 of the Prospectus for a discussion of dilution and other risk factors.

                                          Sincerely,

                                          [SIGNATURE APPEARS HERE]

                                          Shekar Narasimhan
                                          President and Chief Executive
                                           Officer

  If you have any questions concerning the rights offering, please feel free to contact the Company's information agent, D.F. King & Co., Inc. at 1-800-207-2872.